SCHEDULE 13D

                                 (Rule 13d-101)

    Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )*

                             MPM TECHNOLOGIES, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
                         (Title of Class of Securities)

                                    553358102
                                 (CUSIP Number)

                               Michael J. Luciano
                           c/o MPM Technologies, Inc.
                                199 Pomeroy Road
                              Parsippany, NJ 07054
                                  973-428-5009

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 15, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------------
CUSIP NO. 553358102
--------------------------------------------------------------------------------------
1. Names of Reporting Persons:                                      Michael J. Luciano
--------------------------------------------------------------------------------------
I.R.S. Identification Nos. of above persons (entities only):                N/A
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2. Check the Appropriate Box if a Member of a Group (See Instructions)    (a)[_](b)[x]
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3. SEC Use Only:
--------------------------------------------------------------------------------------
4. Source of Funds (See Instruction):                                       OO
--------------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items   [ ]
   2(d) or 2(e):
--------------------------------------------------------------------------------------
6. Citizenship or Place of Organization:                                    USA
--------------------------------------------------------------------------------------
 Number of Shares            7. Sole Voting Power:                         9,173,661
 Beneficially Owned by       8. Shared Voting Power:                         N/A
 Each Reporting Person With: 9. Sole Dispositive Power:                    9,173,661
                            10. Shared Dispositive Power:                    N/A
--------------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:          9,173,661
--------------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See  [ ]
Instructions):
--------------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):                      79.0%
--------------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):                              IN
--------------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------------
CUSIP NO. 553358102
--------------------------------------------------------------------------------------
1. Names of Reporting Persons:                                            JFLI Trust
--------------------------------------------------------------------------------------
I.R.S. Identification Nos. of above persons (entities only):              20-6983661
--------------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)    (a)[_](b)[x]
--------------------------------------------------------------------------------------
3. SEC Use Only:
--------------------------------------------------------------------------------------
4. Source of Funds (See Instruction):                                      OO
--------------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items   [ ]
2(d) or 2(e):
--------------------------------------------------------------------------------------
6. Citizenship or Place of Organization:                                     MT
--------------------------------------------------------------------------------------
 Number of Shares            7. Sole Voting Power:                         1,376,509
 Beneficially Owned by       8. Shared Voting Power:                          N/A
 Each Reporting Person With: 9. Sole Dispositive Power:                    1,376,509
                            10. Shared Dispositive Power:                     N/A
--------------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:          1,376,509
--------------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See  [ ]
Instructions):
--------------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):                     22.0%
--------------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):                             OO
--------------------------------------------------------------------------------------



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



 ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), of MPM Technologies, Inc., a Washington Corporation (the "Issuer"), and is being filed by Michael J. Luciano ("Mr. Luciano") in his own capacity and the JFLI Trust (the "Trust"), of which Mr. Luciano is the sole trustee (the "Reporting Persons"). The Issuer's current principal executive offices are located at 199 Pomeroy Road, Parsippany, NJ 07054.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name. The names of the Reporting Persons are Michael J. Luciano and the JFLI Trust.

(b) Business Address. The business address of Mr. Luciano is c/o MPM Technologies, Inc., 199 Pomeroy Road, Parsippany, NJ 07054. The address of the Trust is P.O. Box 1050, Eureka, MT 59917.

(c) Occupation and Employment. Mr. Luciano is the Chairman and CEO of the Issuer, a Washington corporation with a business address of 199 Pomeroy Road, Parsippany, NJ 07054. Mr. Luciano is also the sole Trustee of the Trust.

(d) Criminal Proceedings. During the previous five (5) years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the previous five (5) years, neither of the Reporting Persons has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. Mr. Luciano is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to certain promissory notes dated July 16 and July 23, 2002, as of December 15, 2006, the Company was indebted to Mr. Luciano in the amount of $525,000. In addition, pursuant to a promissory note dated March 29, 2004, the Company was indebted to the Trust in the amount of $245,000. In order to reduce its indebtedness to Mr. Luciano and the Trust, the Company, on December 15, 2006, entered into an agreement with Mr. Luciano, individually, and as trustee of the Trust, pursuant to which Mr. Luciano (i) converted $525,000 in indebtedness owing to him by the Company into 2,100,000 shares of Common Stock and (ii) converted $245,000 in indebtedness owing to the Trust by the Company into 980,000 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the acquisition of Common Stock by the Reporting Persons was as an investment in the Issuer's Common Stock. Mr. Luciano is the CEO and Chairman of the Company. Depending on market conditions and other factors, Mr. Luciano may acquire, on his own behalf or on behalf of the Trust, additional shares as Mr. Luciano deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise. The Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the matters/actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.


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

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Number and Percentage of Securities. Mr. Luciano directly beneficially owns 7,797,152 shares of Common Stock. In addition, as trustee of the Trust, Mr. Luciano beneficially owns an additional 1,376,509 shares of Common Stock. In the aggregate, Mr. Luciano beneficially owns 9,173,661 shares of Common Stock, representing 79.0% of the Common Stock issued and outstanding (based on 3,183,064 shares of Common Stock outstanding as of November 14, 2006 reported in the Issuer's 10-QSB for the period ended September 30, 2006). Of the 7,797,152 shares of Common Stock that Mr. Luciano directly beneficially owns, he
(i) owns 631,890 options to purchase shares of Common Stock, (ii) holds notes in the principal amount of $600,000 convertible into approximately 4,379,909 shares of Common Stock, and (iii) holds a note in the principal amount of $400,000 convertible into approximately 333,333 shares of Common Stock.

The Trust beneficially owns 1,376,509 shares of Common Stock, representing 22.0% of the issued and outstanding Common Stock.

(b) Power to Vote and Dispose. Mr. Luciano has sole voting and dispositive power over all shares directly beneficially owned by him. In addition, as trustee of the Trust, Mr. Luciano has sole voting and dispositive power over all shares beneficially owned by the Trust. In the aggregate, Mr. Luciano has sole voting and dispositive power over 9,173,661 shares of Common Stock, representing 79.0% of the issued and outstanding Common Stock.

(c) Transactions within the Past 60 Days. Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the class of securities reported in this Schedule 13D, during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in this Schedule 13D, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I. Joint Filing Agreement by and among Michael J. Luciano and JFLI
           Trust, dated as of December 15, 2006.


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




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 15, 2006



                               /s/ Michael J. Luciano
                               -------------------------------------------
                                   Michael J. Luciano



                               JFLI TRUST


                               BY: /s/ Michael J. Luciano
                               -------------------------------------------
                                       Michael J. Luciano, Trustee



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



                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them a
Schedule 13D (including any amendments thereto, the "Schedule 13D") with respect to the common stock, $0.001 par value per share, of MPM Technologies, Inc. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Schedule 13D on his or its behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date:  December 15, 2006




                               /s/ Michael J. Luciano
                               ------------------------------------------
                                   Michael J. Luciano



                               JFLI TRUST



                               By: /s/ Michael J. Luciano
                               -------------------------------------------
                                       Michael J. Luciano, Trustee



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